Exhibit 99.2

Immuron Prices Underwritten Public Offering of ADSs

Melbourne, Australia, July 17, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunoglobulin therapeutics for the treatment of gut mediated diseases, today announced the pricing of an underwritten public offering of 339,130 American Depositary Shares, or ADSs. Each ADS represents forty (40) ordinary shares of the Company. Each ADS is being offered at a public offering price of USD$4.00.

The Company has also granted to the underwriter a 45-day option to acquire an additional 50,869 ADSs to cover overallotments in connection with the offering, if any.

The offering is expected to close on July 19, 2019, subject to customary closing conditions.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as representative of the underwriters in the offering.

The ADSs described above are being offered by Immuron pursuant to a shelf registration statement on Form F-3 (File No. 333-230762) previously filed with and subsequently declared effective by the Securities and Exchange Commission (SEC) on April 17, 2019.

The estimated gross proceeds to the Company are expected to be approximately USD$1,356,520 prior to deducting underwriting discounts, commissions and other estimated offering expenses. Immuron intends to use the net proceeds from the proposed offering for expenses associated with the clinical development of its clinical candidates and working capital.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A preliminary prospectus supplement and accompanying base prospectus relating to this offering have been filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Before investing, you should read the preliminary prospectus supplement and the accompanying prospectus for information about Immuron and this offering. A final prospectus supplement related to the offering will also be filed with the SEC.

Copies of the final prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com. Electronic copies of the final prospectus supplement and accompanying prospectus will also be available on the SEC’s website at http://www.sec.gov.

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron’s technology platform utilizes highly specific vaccines for the generation of hyperimmune antibody-rich bovine colostrum, providing a means of antimicrobial therapy without the drawbacks of antibiotics to treat gut-mediated diseases. The Company currently markets Travelan®, which is a listed medicine on the Australian Register for Therapeutic Goods, in Australia to reduce the risk of travelers’ diarrhea. In Canada, Travelan® is a licenced natural health product, and is indicated to reduce the risk of travelers’ diarrhea. In the U.S. Travelan® is sold as a dietary supplement for digestive tract protection. Immuron’s lead clinical drug candidate, IMM-124E, is presently in Phase II trials in severe alcoholic hepatitis (ASH), and pediatric non-alcoholic fatty liver disease (NAFLD), respectively. The Company recently announced plans to pursue clinical development of IMM-124E through a formal FDA registration pathway as a drug to specifically prevent travelers’ diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile infections (CDI), and is presently in a clinical trial in CDI patients. The Company plans to file an IND with FDA to focus its further development specifically to treat patients with recurrent CDI.

COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

For more information visit: http://www.immuron.com.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs, our expected uses of the net proceeds of this offering and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.